August 12, 2015

Keith A. Gregory
Senior Counsel
Office of Disclosure Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	USCA All Terrain Fund
Registration Statement on Form N-2, File Number: 811-23055

Dear Mr. Gregory:

USCA All Terrain Fund (the "Fund" or "Registrant") filed a registration statement on Form N-2, to register the Fund pursuant to Section 8(b) of the Investment Company Act of 1940 ("1940 Act").  The Fund's shares will be offered only pursuant to the exemptions provided by Rule 506 under Section 4(a)(2) of the Securities Act of 1933 Act ("1933 Act").  You provided comments to such filing in a letter dated June 5, 2015.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

I.      General Comments:

1.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response

Registrant has not filed, and does not expect to file for any exemptive or no-action relief.

2.	Please confirm that the Fund does not intend to issue preferred or debt securities within a year from the effective date of the registration statement.

Response

The Registrant so confirms.

3.	Please advise us as to whether the Fund will advertise a specified distribution rate or yield.

Response

The Registrant will not advertise a specified distribution rate or yield.

4.	Where we comment on a specific section of the registration statement, please make conforming changes in other sections of the registration statement that contain similar disclosure, as appropriate.

Response

Where Registrant has made the requested change, it has endeavored make conforming changes.

II.      Front Cover Page:

5.	To the extent applicable, please disclose in bold and in bullet format on the front cover page the following risks of investing in the Fund:

•
The Fund’s shares will not be listed on an exchange and it is not anticipated that a secondary market will develop. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame.

•	The Fund does not presently intend to make distributions.

•	The Fund is not obligated to repurchase its shares and may suspend making repurchase offers at any time.

Response

The Registrant has amended disclosures as suggested.

Summary of Terms

6.
The Fund (p. 5): The disclosure indicates that the Fund intends to make periodic tender offers of up to 25% of its shares. Please include a statement that the Fund’s Board may terminate the repurchase program at any time and that shareholders cannot require the Fund to repurchase their shares.

Response

The Registrant has amended disclosures to state that the Board may temporarily suspend the repurchase program.  The Registrant will not terminate the repurchase program because that would eliminate the only means for shareholders to liquidate their investment.

7.	Investment Objectives and Strategies (pp. 5-6, 15-20):

a.
On page 5, in the first paragraph adjacent to the referenced caption, please consider explaining the meaning of the term “attractive” with respect to how the Fund’s objective relates to the returns of the public equity and fixed income markets. For example, do you mean that the Fund seeks to outperform those markets?

The Registrant has considered your suggestions, but believes the disclosure is adequate.

b.
Please disclose that, pending investment of the proceeds from the offering in accordance with the Fund's investment objective and policies, the Fund may invest up to 100% of its assets in cash, money market or short-term fixed-income securities.

Response

The Registrant notes that such disclosure is presently made under the section entitled "USE OF PROCEEDS," and has amended such disclosure to clarify that up to 100% of assets may be invested in such securities.

c.
The Fund’s stated investment objective is to seek long-term risk-adjusted returns.  However, the disclosure in the Investment Process section refers to “risk-adjusted capital appreciation.” Please reconcile this inconsistency.

Response

The Registrant has addressed the comment by conforming the disclosure under Investment Process to match the investment objective.

d.	The Fund’s investment strategy is confusing. Please address the following:

(i)	The disclosure states that the Fund will be a “fund of funds.” However, the disclosure also indicates that the Sub-Advisor’s will make direct investments in certain securities. Please reconcile.

Response

The Registrant notes that although the Fund will invest predominantly in Underlying Funds, as that term is defined in the Registration Statement, the Fund may allocate assets to the Sub-Advisors to make direct investments in securities.

(ii)
Please describe any other investment parameters that may apply to the Fund, such as the amount of portfolio assets allocated among private and public funds; debt and equity securities; and any investment parameters relating to alternative asset classes (e.g., real estate or commodities).

Response

The Registrant notes that it does not have set parameters for allocation of portfolio assets among the categories noted above and discloses that it may invest “without limitation” among strategies.  The Registrant also notes that it does not believe it can provide a meaningful estimate of allocations to shareholders without the risk of error or potentially misleading shareholders.

(iii)
The disclosure describes a number of various types of hedge fund strategies that may be used by the Underlying Fund Managers. Please consider clarifying which of those strategies will be primarily used by the Fund to achieve its investment objectives.

Response

The Registrant has considered your suggestions, but believes the present disclosure best communicates the Fund’s wide-ranging strategy approach. The Registrant notes that the Fund’s portfolio manager does not plan to invest primarily in any one particular strategy utilized by the Underlying Fund Managers. The portfolio manager will allocate Fund assets according to market conditions at the time of investment in order to strive to achieve the Fund’s investment objective.

e.
On page 6, the disclosure indicates that the Fund may invest or trade directly in securities and financial instruments for hedging or liquidity. Please clarify the nature of such investments (e.g., direct investments in commodities or commodity pools).

Response

The Registrant notes that a full discussion of instruments utilized for hedging and liquidity is discussed under Investment Process on page 22 of the Registration Statement. The Registrant believes that the brevity of disclosure in the summary section followed by more detailed disclosure later in the Registration Statement best serves shareholders.

8.
Investment Process: On page 7, the last paragraph of this section refers to information incorporated by reference. Please clarify the type and locations of such information and make conforming changes throughout the registration statement, as appropriate.

Response

Upon review, the Registrant notes that there are numerous items incorporated by reference to the registration statement and that the style of disclosure of reference locations is consistent with the Registrant’s understanding of industry practice.

Summary of Risks

9.
Please revise the risk disclosures to clearly identify the risks that apply to the Underlying Funds’ investments and strategies from those that relate to risks of direct investments by the Fund. Please note that certain risks faced by the Underlying Funds, in the aggregate, may be principal risks for the Fund.

Response

The Registrant notes that the introductory paragraph under Summary of Risks discloses that risks described may apply to the Fund directly or indirectly through its investments in Underlying Funds. The Registrant has added additional disclosure to clarify that risks may apply directly or indirectly to the Fund.

10.	Other Risks: Please consider including the following risk factors, as appropriate: Commodity, Concentration, Currency, Custody, and Short Sales.

Response

The Registrant has reviewed the risk disclosure and added additional disclosure regarding custody, concentration and short sale risks where appropriate.

11.	Credit Risk (p. 7): Please revise the second sentence to describe the effect of a reduction in credit quality.

Response

The Registrant has amended the disclosure to make the  requested change.

12.
Derivatives Risk (p. 7): Please disclose that, to the extent the Underlying Fund’s invest in derivatives that will be sold over the counter, the Fund will be exposed to counterparty risk. If the Fund intends to invest directly in derivatives, please make certain that the disclosures relating to the Fund’s use of derivatives is consistent with guidance issued by the staff, as articulated in Barry Miller’s letter to the Investment Company Institute (See Letter of Barry D. Miller, Associate Director, Office of Legal and Disclosure (SEC), to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010).

Response

The Registrant has made the made the requested change regarding counterparty risk.

The Registrant has reviewed the prospectus and derivatives-related risks disclosures after consideration of the Miller letter.  The Registrant believes derivative risks are presently disclosed in a manner consistent with the principals outlined in the Miller letter.

13.	Leverage Risk (p. 8): Please clarify that the Underlying Funds are not limited in the amount of leverage that they may incur.

Response

The registrant has made the requested change.

14.
Underlying Funds Risk (p. 9): Please reference performance fees in the disclosure. In addition, please consider including additional risks of investing in private funds such as limited operating history, lock-ups, gates, side-pockets, and in-kind distributions. In the second sentence, please replace “are not entitled to” with “are not afforded (or comparable wording)” and make conforming changes throughout the registration statement, as appropriate.

Response

The Registrant has amended disclosures to include limited operating history and made additional reference to lock-ups within liquidity risk. The Registrant has also made the requested change to the second sentence. The Registrant believes the principal risks of Underlying Funds, generally as well as the other items described above, that it believes to represent principal risks, are presently disclosed.

15.	Investment Advisor, Sub-Advisors and Fees (p. 9): Please clarify whether the fees paid to the Sub-Advisors are paid out of the Advisors fees or separately charged to the Fund.

Response

The Registrant has amended the disclosure to clarify that the fees paid to Sub-Advisors are charged directly to the Fund.

16.
Closed-End Fund Structure (p. 10): Please clearly state that investors in the Fund will not be permitted to redeem their investment from the Fund outside of the Fund’s limited repurchase program.  Please also briefly describe any limitations on transferability of the Fund’s shares.

Response

The Registrant has made the requested changes. The Registrant notes that the Registration Statement presently discloses substantial restrictions on transferability on the cover page, and under the section entitled Repurchases and Transfers of Shares.

17.
Valuation (p. 11): Please clarify if the Fund will compute NAV as of the last business day of each calendar month-end and whether such NAV will be made available to investors. As the Fund has the flexibility to make direct investments, please include disclosures regarding the valuation of such direct investments.

Response

The Registrant notes that although the section entitled “Determination of Net Asset Value” addresses the calculation of net asset value as of the last business day, additional clarification has been added in the Valuation section per your comment. The Registrant notes that although each investor will receive a monthly statement tracking their account, computations are not available to shareholders; therefore, no such disclosure is made.  The Registrant notes that the valuation of direct investment is presently disclosed.

Summary of Fund Expenses

18.
Sales Loads: Footnote 1 to the fee table indicates that the Fund does not currently charge a sales load but that Selling Agents typically receive sales loads. Pursuant to Instruction 5 of Item 3 of Form N-2, please include the maximum sales load that may be charged by Selling Agents.  Please make conforming changes throughout the registration statement and to the Expense Example, as appropriate.

Response

The Fund does not charge a sales load at this time. The Registrant has removed the footnote to avoid any confusion.

19.
Maximum Repurchase Fee: Footnote 2 to the fee table indicates that a Maximum Repurchase Fee of 2% will be charged to investors for shares tendered on or prior to the 12-month anniversary of their purchase. Please supplementally explain to the staff how charging this fee is consistent with Rule 13e-4(f)(8)(ii) under the Securities Exchange Act of 1934, which requires that all shareholders in a tender offer be paid the highest consideration to any other shareholder. See Guide 2, footnote 4, to Form N-2.

Response

The Registrant notes that the Repurchase Fee has been removed from the Registration Statement and will not be charged to investors.

20.	Other Expenses: Please supplementally confirm that “Other Expenses” includes interest and dividends paid on securities sold short.

Response

The Registrant so confirms.

21.
Interest on Payments of Borrowed Funds: The disclosure in the registration statement indicates that the Fund may borrow money. If appropriate, please include an estimate of the expenses associated with such borrowing in the fee table under a caption “Interest Payments on Borrowed Funds.” See Item 3.1 of Form N-2 and Instruction 8 thereto.

Response

The Registrant does not anticipate any such borrowing in the Fund’s initial year of operation and, therefore, has not included a line item in the fee table.

22.
Expense Example: On page 14, in the paragraph under the Example, the disclosure suggests that the initial organizational and offering costs are not reflected in the Example. Please revise the Example to reflect such costs consistent with Instruction 11(a) to Item 3.1 of Form N-2.

Response

The Registrant notes that initial organizational and offering costs are already included in the Example and has amended disclosure to clarify this point.

Investment Objective, Policies and Strategies

23.	Other Information Regarding Investment Strategy (p. 21):

a.
The first paragraph in this section describes the type of temporary defensive investments the Fund may make during adverse market, economic or other conditions (e.g., cash, cash equivalents or other short-term obligations).  Please clarify that, given the illiquid nature of the Fund’s investments in Underlying Funds, the Fund’s ability to take defensive positions may be substantially limited.

Response

The Registrant has made the requested amendment.

b.
In the second paragraph, the disclosure in the last sentence indicates that the Fund may be deemed to incur economic leverage embedded in instruments in which it may invest.  Please clarify the meaning of this statement, including the referenced securities.

Response

The Registrant has amended the disclosure to provide additional clarification.

c.	In the last paragraph, please clarify the nature of the short-term strategies in which the Fund may engage.

Response

Registrant believes existing disclosures describe the nature of short-term trading strategies that the Fund may employ. The Registrant notes that present disclosures indicate that the Fund may engage in such short-term strategies, and that this is not necessarily limited to any particular type of investment as such strategies are not "generally" part of the Fund's investment strategy, and would be employed when "investment considerations warrant."

Management of the Fund

24.
Investment Adviser: On page 26, in the third paragraph under the referenced caption, please provide the periods covered by the relevant shareholder reports that will contain a discussion of the Board’s basis for the approval of the Investment Management Agreement and the Sub-Advisory agreements.

Response

The Registrant has amended disclosures to note that the initial report will be the semi-annual report to shareholders for the period ended September 30, 2015.  The Registrant will file the report pursuant to the requirements of the 1940 Act.

Estimated Fund Expenses

25.
On page 29, in the third paragraph, the disclosure indicates that the estimate of $440,000 in annual Fund operating expenses is based upon the anticipated size of the Fund. Please clarify the anticipated size of the Fund.

Response

The Registrant has included an estimate of Fund size.

Repurchases and Transfers of Shares:

26.	In the section on “Repurchases and Transfers of Shares”: please include disclosure to the following effect:

a.
Under the repurchase procedures, shareholders will have to decide whether to request that the Fund repurchase their shares without the benefit of knowing the value of their shares on the repurchase date.

b.
There will be a substantial period of time between the date on which shareholders must submit a request to have their shares repurchased and the date by which they can expect to receive payment for their shares from the Fund.

c.
Shareholders whose shares are accepted for repurchase bear the risk that the Fund’s net asset value may fluctuate significantly between the time that they submit their repurchase request and the repurchase date.

The Registrant has amended the Registration Statement to include the requested disclosure.

27.	Please provide a detailed discussion of the “once per 24 month period” share repurchase requirement that is briefly discussed in the third paragraph on page 12.

Response

Registrant has included the following in the Registration Statement: “If the Fund does not at least once during any 24-month period offer to repurchase any of the shares tendered in accordance with the procedures determined by the Board from time to time, the Board will call a meeting of shareholders for the purpose of determining whether the Fund should be dissolved.” The repurchase offers are the only means by which a shareholder may liquidate their investment. The Registrant has added this 24-month period concept to assure investors that the Registrant will make every effort to provide opportunities for repurchases.

28.
On page 32, the disclosure indicates that, for the purposes of repurchases, shares will be valued as of the Valuation Date (i.e., the first business day following the end of a calendar quarter). However, on page 11, adjacent to the caption “Valuation”, the disclosure indicates that the Fund will value its shares [in the Underlying Funds] as of the last business day of each calendar month. Please address this inconsistency.

Response

The Registrant has amended the disclosure to reflect a Valuation Date, for purposes of repurchases of shares, as of the last business day of the quarter, consistent with the Fund’s valuation policy.

29.
On page 33, in the second full paragraph, the disclosure describes the segregated account (Account) that is created once shares are tendered for repurchase. We note that amounts in the Account after the Valuation Date remain subject to investment risk which is borne by non-tendering shareholders. Effectively, this may result in dilution of the value of shares held by the non-tendering shareholders. Please discuss and disclose this risk to Fund investors.

Response

The Registrant has amended the disclosure to clarify the monitoring of the balance of cash, liquid securities and interests in Underlying Funds requested to be redeemed in order to satisfy promissory note obligations issued to tendering shareholders. The Registrant notes that existing disclosure includes risk disclosure addressing potential negative impact on the Fund resulting from the liquidation of portfolio holdings in order to satisfy payment of promissory notes.

SAI COMMENTS

30.
Concentration Policy: On page 2, please add adjacent narrative disclosure confirming that the Fund will consider the concentration of underlying funds when determining compliance with the Fund's own concentration policies.

Response

The Registrant notes that although it will endeavor to take into consideration the concentration of Underlying Funds when evaluating its possible investment therein in accordance with the Fund’s own investment policies, there is no presently-available practical means for the Fund to view underlying holdings of such funds in order to comply with the statement and, therefore, has not added the disclosure to the Registration Statement.

31.
Other Information About Determination of NAV (pp. 7-8): If accurate, please include disclosure emphasizing the fact that substantially all or a significant amount of the Fund’s investments will be Level 3 investments for the purposes of ASC 820.

Response

The Registrant has amended the disclosure to emphasize that a substantial portion of Fund assets may be valued as level 3 investments.

32. Portfolio Managers (pp. 18-19): Please describe the structure of, and the method used to determine, the compensation of each portfolio manager as required by Item 21.2 of Form N-2.

Response

The Registrant has amended the SAI to include disclosure related to portfolio manager compensation.

* * * * * *

The Registrant has authorized us to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

•	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Theodore Franzese at (212) 908-3981 or JoAnn Strasser at (614) 469-3265.

Sincerely,
/s/ Thompson Hine LLP